Exhibit 99.2

For Immediate Release

BCE announces election of Directors

MONTRÉAL, May 7, 2020 – BCE Inc. (TSX, NYSE: BCE) today announced that shareholders voted in favour of all items of business put forth by BCE at the company’s Annual General Shareholder Meeting today, including the election of the Directors by a majority of the votes cast by shareholders present or represented by proxy:

Nominee	Votes For	% For	Votes Withheld	% Withheld

Barry K. Allen	385,737,203	97.98%	7,950,945	2.02%

Mirko Bibic	392,345,982	99.66%	1,342,166	0.34%

Robert E. Brown	384,873,863	97.76%	8,814,285	2.24%

David F. Denison	391,881,370	99.54%	1,806,778	0.46%

Robert P. Dexter	380,128,923	96.56%	13,559,225	3.44%

Ian Greenberg	390,212,177	99.12%	3,475,971	0.88%

Katherine Lee	392,435,545	99.68%	1,252,603	0.32%

Monique F. Leroux	388,694,648	98.73%	4,993,396	1.27%

Gordon M. Nixon (Chair of the Board)	391,962,419	99.56%	1,725,625	0.44%

Thomas E. Richards	392,257,040	99.64%	1,431,004	0.36%

Calin Rovinescu	391,000,812	99.32%	2,687,232	0.68%

Karen Sheriff	392,246,207	99.63%	1,441,837	0.37%

Robert C. Simmonds	388,427,189	98.66%	5,260,855	1.34%

Paul R. Weiss	375,452,418	95.37%	18,235,626	4.63%

BCE is pleased to welcome seasoned telecommunications and technology executive Thomas Richards to the Board. Mr. Richards most recently served as Executive Chairman of CDW until his retirement in December 2019, and was previously the technology company’s Chair, President and Chief Executive Officer.

Following the Annual General Meeting, BCE was also pleased to announce the appointment of Sheila Murray as Director. Ms. Murray succeeds Sophie Brochu, who announced on April 2, 2020 that she would not seek re-election to the Board following her appointment as CEO of Hydro-Québec. Ms. Murray is the former President of CI Financial Corp. and currently Chair of Teck Resources Limited.

Please visit BCE.ca for complete Director biographies. Information regarding all matters subject to a vote during BCE’s Annual General Shareholder Meeting is available on SEDAR.com.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier

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Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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